UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of September 2022
Commission File Number: 001-40952
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Babylon Holdings Limited
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2500 Bee Cave Road
Building 1 - Suite 400
Austin, TX 78746
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
2022 Annual General Meeting of Shareholders – Voting Results
Babylon Holdings Limited (the “Company”) held its 2022 Annual General Meeting of Shareholders on September 14, 2022 (the “Meeting”). At the Meeting, the shareholders considered and acted upon three proposals pursuant to the Notice of the 2022 Annual General Meeting of Shareholders (the “Notice of Meeting”) attached as Exhibit 99.1 to the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on July 28, 2022. Below are the voting results on the matters voted upon at the Meeting.
•Retirement and re-election of directors: Each of Ali Parsadoust, Mohannad AlBlehed, Per Brilioth, Georgi Ganev, Mairi Johnson and David Warren received a majority of the votes cast and has been re-elected as a director for a one-year term until the 2023 Annual General Meeting of Shareholders.
•Auditors: KPMG LLP (“KPMG”) were re-appointed as the auditors of the Company until the conclusion of the 2023 Annual General Meeting of Shareholders, and the Company’s board of directors was authorized to determine the remuneration of KPMG.
•Reverse share split: The resolutions authorizing the reverse share split and associated amendments were approved in the form set out in the Notice of Meeting, including authorizations of the Company’s board of directors to determine, in its discretion, reverse share split conversion ratios for the Company’s Class A ordinary shares and Class B ordinary shares in a range from 15 to 25.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babylon Holdings Limited

Date: September 15, 2022	/s/ Charlie Steel
Charlie Steel
Chief Financial Officer